UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Deficiency Notice Received from Nasdaq

On June 7, 2024, Top Kingwin Ltd (“TCJH” or the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) had been below the minimum of $1.00 per Class A Ordinary Share required for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Rule”) and did not meet the Minimum Bid Price Rule set forth in Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing of the Class A Ordinary Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “TCJH” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until December 4, 2024, to regain compliance with the Minimum Bid Price Rule. If at any time before December 4, 2024, the closing bid price of the Class A Ordinary Shares is at least $1.00 per Class A Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance with the Minimum Bid Price Rule and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by December 4, 2024, the Company may be eligible for an additional 180-day calendar period to regain compliance or be subject to delisting. The Company’s business operations are not affected by the receipt of the Notice. The Company intends to monitor the closing bid price of its Class A Ordinary Shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A Ordinary Shares, to regain compliance with the Minimum Bid Price Rule.

EXHIBITS

Number	Description

99.1	Press Release of Top Kingwin Ltd dated June 13, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: June 13, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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